Exhibit 12.1

North Atlantic Trading Company, Inc.

Ratio of Earnings to Fixed Charges

(amounts in thousands)

	1998	1999	2000	2001	2002	2003	March 2003	March 2004
Income (loss) before cumulative effect of change in accounting principle	$1,007	$1,595	$(2,949)	$(1,364)	$5,485	$(6,241)	$(3,430)	$(5,632)

Income tax expense (benefit)	3,213	3,813	1,008	2,043	3,214	(3,689)	(2,101)	(3,452)

Interest expense & deferred financing costs	24,927	23,488	22,261	19,742	18,744	19,122	4,642	7,410

1/3 Rent expense	315	333	291	263	262	280,052	64,154	80,060

Total fixed charges	25,242	23,821	22,562	20,005	19,006	299,174	68,796	87,470
Pre-tax income plus total fixed charges	$29,462	$29,229	$20,611	$20,684	$27,705	$289,244	$63,265	$78,386

Ratio	1.17	1.23	0.91	1.03	1.46	0.97	0.92	0.90